EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

AMONG

RED PINE PETROLEUM LTD.

- and -

HB2 ORIGINATION, LLC

- and -

ALPINE SUMMIT ENERGY PARTNERS FINCO, INC.

- and -

RED PINE PETROLEUM SUBCO LTD.

- and -

ALPINE SUMMIT ENERGY INVESTORS, INC.

DATED: APRIL 8, 2021

i

TABLE OF CONTENTS
(continued)

ii

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT, dated April 8, 2021, is made

AMONG:

RED PINE PETROLEUM LTD., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as "Red Pine"),

- and -

HB2 ORIGINATION, LLC, a limited liability company existing under the laws of Delaware,

(hereinafter referred to as "HB2"),

- and -

ALPINE SUMMIT ENERGY PARTNERS FINCO, INC., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as "Finco"),

- and -

RED PINE PETROLEUM SUBCO LTD., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as "Subco"),

- and -

ALPINE SUMMIT ENERGY INVESTORS, INC., a corporation existing under the laws of Nevada,

(hereinafter referred to as "Blocker").

WHEREAS Red Pine proposes to complete a reorganization comprised of (i) the Consolidation (as hereinafter defined); (ii) the Cancellation (as hereinafter defined); (iii) the Share Amendments (as hereinafter defined), which, among other things, amend its authorized share capital to consist of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares (as such terms are hereinafter defined); and (iv) the Name Change (as hereinafter defined) (collectively, the "Reorganization");

AND WHEREAS the Parties (as hereinafter defined) have agreed, subject to the satisfaction of certain conditions precedent, that Red Pine (following completion of the Reorganization), Finco and Subco will carry out a three-cornered Amalgamation (as hereinafter defined) pursuant to the statutory procedure under Section 269 of the BCBCA (as hereinafter defined) pursuant to which, among other things:

(i) each Subco Share (as hereinafter defined) will be exchanged for one Amalco Share (as hereinafter defined); and

(ii) each Class A Finco Share (as hereinafter defined) held by Finco Shareholders (as hereinafter defined), after redemption of the Initial Finco Share (as hereinafter defined), will be exchanged for one Subordinate Voting Share and each Class B Finco Share (as hereinafter defined) will be exchange for one Multiple Voting Share;

AND WHEREAS the Parties have agreed, subject to the satisfaction of certain conditions precedent, to, in connection with the Amalgamation and following completion by HB2 of the HB2 Recapitalization (as defined below), carry out a share exchange (the "Share Exchange") pursuant to which

(i) certain members of HB2 will contribute their membership interests of HB2 to Red Pine in exchange for Subordinate Voting Shares and Multiple Voting Shares, and (ii) all common shares of Blocker will be contributed to Red Pine in exchange for Subordinate Voting Shares;

AND WHEREAS, immediately following the Effective Time (as hereinafter defined), (i) the changes to the board of directors of Red Pine contemplated in Section 1.15, and (ii) the New Equity Incentive Plan (as hereinafter defined) will become effective;

NOW THEREFORE, in consideration of the mutual benefits to be derived from the Business Combination and the representations and warranties, conditions and promises herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

GENERAL

1.1 Defined Terms

Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in Schedule A.

1.2 Business Combination - Reorganization and HB2 Recapitalization

Prior to the Effective Time and as soon as reasonably practicable, Red Pine shall take all necessary steps to give effect to and implement the Reorganization upon and subject to the terms of this Agreement and HB2 shall take all necessary steps to give effect to and implement the HB2 Recapitalization upon and subject to the terms of this Agreement.

1.3 Business Combination - Financing of Finco

Immediately following the actions set forth in Section 1.2, Finco proposes to complete an offering of subscription receipts (the SVS Subscription Receipts and the MVS Subscription Receipts being collectively referred to as the "Subscription Receipts") for gross proceeds of the Canadian dollar equivalent of approximately US$3 million. Certain investors will invest cash for the Subscription Receipts, with each SVS Subscription Receipt representing the right of the holder thereof to receive, in certain circumstances set forth in the terms attached to the SVS Subscription Receipts, one Class A Finco Share, without any further act or formality, and for no additional consideration, and each MVS Subscription Receipt representing the right of the holder thereof to receive, in certain circumstances set forth in the terms attached to the MVS Subscription Receipts, one Class B Finco Share, without any further act or formality, and for no additional consideration.

1.4 Business Combination - Exchange of Subscription Receipts

Immediately following the actions set forth in Section 1.3:

(a) the SVS Subscription Receipts will automatically be exchanged for Class A Finco Shares pursuant to the terms and conditions of the SVS Subscription Receipts and the Subscription Receipt Agreement; and

(b) the MVS Subscription Receipts will automatically be exchanged for Class B Finco Shares pursuant to the terms and conditions of the MVS Subscription Receipts and the Subscription Receipt Agreement.

1.5 Business Combination - Amalgamation

(a) Finco and Subco agree to effect the combination of their respective businesses and assets by way of a "three-cornered amalgamation" among Red Pine, Subco and Finco, pursuant to a statutory amalgamation under Section 269 of the BCBCA.

(b) Red Pine will call the Red Pine Meeting and will prepare and mail the Red Pine Circular, in a form, and with content, acceptable to HB2, to the Red Pine Shareholders. Red Pine shall not amend or supplement the Red Pine Circular without the prior written consent of HB2, with such consent not to be unreasonably withheld or delayed.

(c) (i) Finco will obtain the written consent resolution of the Finco Shareholder approving the Amalgamation; and (ii) Red Pine will execute a written consent resolution approving the Subco Amalgamation Resolution.

(d) Following the Reorganization as set forth in Section 1.2 and immediately following the actions set forth in Section 1.4, Subco and Finco shall jointly complete and file the Amalgamation Application with the British Columbia Registrar of Companies under the

BCBCA.

(e) Upon the issue of a Certificate of Amalgamation giving effect to the Amalgamation, Subco and Finco shall be amalgamated and shall continue as one corporation effective on the date of the Certificate of Amalgamation (the "Effective Date") under the terms and conditions prescribed in the Amalgamation Agreement.

(f) At the Effective Time and in connection with the Amalgamation:

(i) the Initial Finco Share will be redeemed for a cash purchase price equal to the initial subscription price;

(ii) each holder of Class B Finco Shares shall receive one fully paid and non-assessable Multiple Voting Share for each Class B Finco Share held and each holder of Class A Finco Shares shall receive one fully paid and non-assessable Subordinate Voting Share for each Class A Finco Share held, following which all such Finco Shares shall be cancelled;

(iii) Red Pine shall receive one fully paid and non-assessable Amalco Share for each one Subco Share held by Red Pine, following which all such Subco Shares shall be cancelled;

(iv) if any Finco Broker Warrants are outstanding, each holder of Finco Broker Warrants shall receive one Red Pine Broker Warrant for each Finco Broker Warrant held, following which all such Finco Broker Warrants shall be cancelled;

(v) in consideration of the issuance of Subordinate Voting Shares and Multiple Voting Shares pursuant to Section 1.5(f)(ii), Amalco shall issue to Red Pine one Amalco Share for each Subordinate Voting Share issued and 100 Amalco Shares for each Multiple Voting Share issued;

(vi) Red Pine shall add to the capital maintained in respect of the Subordinated Voting Shares and Multiple Voting Shares an amount equal to the aggregate paid-up capital for purposes of the ITA of the Finco Shares immediately prior to the Effective Time;

(vii) Amalco shall add to the capital maintained in respect of the Amalco Shares an amount such that the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital for purposes of the ITA of the Subco Shares and the Finco Shares immediately prior to the Amalgamation;

(viii) no fractional Subordinate Voting Shares or Multiple Voting Shares shall be issued to holders of Class A Finco Shares or Class B Finco Shares, as applicable. In lieu of any fractional entitlement, the number of Subordinate Voting Shares or Multiple Voting Shares issued to each former holder of Class A Finco Shares or Class B Finco Shares, as applicable, shall be rounded down to the next lesser whole number of Subordinate Voting Shares or Multiple Voting Shares without any payment in respect of such fractional Subordinate Voting Share or Multiple Voting Share;

(ix) Red Pine shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to the transactions contemplated by this Agreement to any holder of Class A Finco Shares or Class B Finco Shares such amounts as are required to be deducted and withheld with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law, in each case as amended; to the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Class A Finco Shares or Class B Finco Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority; and

(x) Amalco will become a wholly-owned subsidiary of Red Pine.

(g) At the Effective Time:

(i) subject to Section 1.5(f)(ii), the registered holders of Class A Finco Shares shall become the registered holders of the Subordinate Voting Shares and the registered holders of Class B Finco Shares shall become the registered holders of the Multiple Voting Shares to which they are entitled, as applicable, calculated in accordance with the provisions hereof. Red Pine shall deliver the Subordinate Voting Shares or Multiple Voting Shares to former holders of Class A Finco Shares and Class B Finco Shares, respectively, electronically or in physical form in accordance with the instructions of the former holder thereof, without the need for such holder to surrender certificates representing the Class A Finco Shares or Class B Finco Shares, as applicable. Absent such instructions, Red Pine shall provide the Subordinate Voting Shares or Multiple Voting Shares in the same form as such holder previously held the SVS Subscription Receipts or MVS Subscription Receipts, as applicable; and

(ii) Red Pine shall become the registered holder of the Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof, and shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof.

(h) At the Effective Time, if any Finco Broker Warrants are outstanding, the registered holders of Finco Broker Warrants shall become the registered holders of Red Pine Broker Warrants to which they are entitled in accordance with the provisions hereof. Red Pine shall deliver certificates representing the Red Pine Broker Warrants to former holders of Finco Broker Warrants in accordance with the instructions of former holders thereof.

1.6 Business Combination - Wind up of Amalco

Immediately following the actions set forth in Section 1.5, Amalco will be wound up into Red Pine and the assets of Amalco (which will consist of the funds invested by the investors in the Subscription Receipts, net of expenses) will be transferred to Red Pine by operation of Law.

1.7 Business Combination - Share Exchange

Immediately following the actions set forth in Section 1.6, the Share Exchange shall be completed through the following steps in the following order:

(a) first, certain U.S. holders of Units in HB2 (other than Blocker) shall contribute their Units in HB2 to Red Pine in exchange for Multiple Voting Shares on a one-hundred (post-HB2 Recapitalization) Units for one Multiple Voting Share basis;

(b) second, certain of the non-U.S. holders of Units in HB2 shall contribute their Units in HB2 to Red Pine in exchange for Subordinate Voting Shares on a one (post-HB2 Recapitalization) Unit for one Subordinate Voting Share basis; and

(c) third, each holder of Blocker Shares shall contribute their Blocker Shares to Red Pine in exchange for Subordinate Voting Shares of Red Pine on a one Blocker Share for three Subordinate Voting Shares basis.

1.8 Business Combination - Subscription of Proportionate Voting Shares

Immediately following the actions set forth in Section 1.7, Craig Perry will subscribe for Proportionate Voting Shares carrying voting rights that would, in the aggregate, represent approximately 40% of the voting rights of Red Pine upon completion of the Business Combination on a fully diluted basis for a purchase price equivalent to their fair market value.

1.9 Business Combination - Contribution of Financing Proceeds

Immediately following the actions set forth in Section 1.8, Red Pine shall use certain proceeds of the Financing received by it and the Units of HB2 acquired by it pursuant to Section 1.8 to subscribe for common shares of Blocker (the "Subscription").

Following the Subscription, the proceeds of the Financing received by Blocker pursuant to the Subscription shall be contributed to HB2 in exchange for Units of HB2.

1.10 Business Combination - Adoption of Amended and Restated LLC Agreement

Immediately following the actions set forth in Section 1.9, the then-current members of HB2 shall adopt an Amended and Restated Limited Liability Company Agreement of HB2 providing for, among other things, Class A Voting Units of HB2 and Class B Non-Voting Units of HB2, unit transfer restrictions and other provisions that are necessary or desirable in connection with the Business Combination. Units held by Blocker shall be redesignated as Class A Voting Units of HB2 and Units held by other remaining members of HB2 shall be redesignated as Class B Non-Voting Units of HB2.

1.11 Business Combination - Ancillary Agreements

Immediately following the actions set forth in Section 1.10, (a) Red Pine, Blocker and HB2 shall enter into a Support Agreement providing for support and cooperation with respect to future securities changes, and (b) Blocker, HB2 and certain members of HB2 shall enter into a Tax Receivables Agreement relating to the treatment of certain future tax attributes.

1.12 Business Combination - Comprehensive Transaction

The Parties intend and agree that the transactions set forth in Sections 1.2 through 1.11 shall be completed as specified and that no single transaction of Sections 1.2 through 1.11 shall be completed without the intent of the Parties to complete the remaining transactions.

1.13 U.S. Tax Matters

Each Party agrees that: (a) the transactions set forth in Section 1.3, Section 1.4, Section 1.5, Section 1.6, Section 1.7 and Section 1.8 are intended to constitute a single integrated transaction qualifying as a tax-deferred contribution pursuant to Section 351 of the Code; (b) such Party shall retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulations section 1.351-3 in connection with each of the transactions set forth in subsection (a); and (c) such Party shall otherwise use its best efforts to cause the transactions set forth in subsection (a) to qualify as a tax-deferred contribution, in each case pursuant to Section 351 of the Code. In connection with the transactions described in subsection (a), the Parties agree to treat Red Pine as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code. Except as otherwise required by this Agreement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent (1) the transactions described in subsection (a) from each qualifying as a tax-deferred contribution within the meaning of Section 351 of the Code, or (2) Red Pine from being treated as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code. Each Party hereto agrees to act in good faith, consistent with the terms of this Agreement and the intent of the Parties and the intended treatment of such transactions as set forth in this Section 1.13. Notwithstanding the foregoing, no Party makes any representation, warranty or covenant to any other Party or to any HB2 unitholder, Blocker shareholder or other holder of HB2 or Blocker securities (including, without limitation, stock options, warrants, subscription receipts, debt instruments or other similar rights or instruments) regarding the tax treatment of the transactions contemplated by this Agreement, including, but not limited to, whether the transactions described in subsection (a) will constitute a single integrated transaction qualifying as a tax-deferred contribution within the meaning of Section 351 of the Code or whether Red Pine will be treated as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code as a result of the transactions set forth in subsection (a).

HB2, Blocker and Red Pine shall each be entitled to deduct and withhold from any consideration otherwise payable pursuant to the transactions contemplated by this Agreement to any person such amounts as are required to be deducted and withheld with respect to such payment under the Code, the ITA or any provision of provincial, state, local or foreign tax law, in each case as amended; to the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

1.14 Canadian Tax Election

Red Pine will jointly elect with each Canadian Resident Shareholder who requests that Red Pine do so, in the form and within the time limits prescribed for such purposes, that the Canadian Resident Shareholder will be deemed pursuant to section 85 of the ITA to have disposed of his, her or its shares of Blocker at an elected amount to be determined by the Canadian Resident Shareholder. Red Pine shall not be responsible for the proper completion of any section 85 election form nor, except for the obligation to sign and return duly completed election forms which are received within ninety (90) days after the Effective Date, for any taxes, interest or penalties resulting from the failure of a Canadian Resident Shareholder to complete or file such election forms properly in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, Red Pine may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but will have no obligation to do so.

1.15 Board of Directors and Officers

Each of the Parties hereby agrees that concurrently with the completion of the Business Combination, all of the current directors and officers of Red Pine shall resign without payment by or any liability to Red Pine or Amalco, and each such director and officer shall execute and deliver a release in favour of Red Pine, HB2 and Amalco, in a form acceptable to Red Pine and HB2, each acting reasonably, and the board of directors of Red Pine shall consist of five, and the directors of Red Pine shall be the persons nominated by HB2 and conditionally elected at the Red Pine Meeting (collectively, the "New Red Pine Directors").

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF HB2 AND BLOCKER

Each of HB2 and Blocker jointly and severally represents and warrants to and in favour of Red Pine and Subco and acknowledges that Red Pine and Subco are relying on such representations and warranties in connection with this Agreement and the transactions contemplated herein:

2.1 Organization and Good Standing

(a) Each of HB2 and Blocker is an entity (a limited liability company in the case of HB2 and a corporation in the case of Blocker) organized, validly existing, and in good standing under the Laws of the jurisdiction of its formation and is qualified to transact business and is in good standing as a foreign company in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on HB2.

(b) Each of HB2 and Blocker has the corporate power and authority to own, lease or operate its properties and to carry on its business as currently conducted.

(c) Neither HB2 nor Blocker is or will be a reporting issuer or the equivalent in any jurisdiction at the Effective Time.

2.2 Consents, Authorizations, and Binding Effect

(a) Other than the requisite approvals of the TSXV, each of HB2 and Blocker may execute, deliver and perform this Agreement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i) consents, approvals, authorizations and waivers which have been obtained (or will be obtained prior to the Effective Date) and are not subject to any unfulfilled conditions, and in full force and effect, and notices which have been given on a timely basis; or

(ii) those which, if not obtained or made, would not (A) prevent or materially delay the consummation of the Amalgamation or otherwise prevent HB2 from performing, in all material respects, its obligations under this Agreement, and (B) result in a Material Adverse Effect on HB2.

(b) Each of HB2 and Blocker has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered by each of HB2 and Blocker and constitutes a legal, valid, and binding obligation of each, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(d) The execution, delivery, and performance of this Agreement will not:

(i) constitute a violation of the constating documents of HB2 or Blocker;

(ii) conflict with in a material respect, result in the breach of, or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any material obligation under or the loss of any material benefit under or the creation of any benefit or right of any third party under any material Contract, material permit or material lease to which HB2 or Blocker is a party or as to which any of its property is subject which in any such case would have a Material Adverse Effect on HB2; or

(iii) constitute a violation of any Law applicable or relating to HB2 or Blocker or its business except for such violations which would not have a Material Adverse Effect on HB2.

(e) The manager of HB2 has approved the Business Combination and the execution, delivery and performance of this Agreement.

(f) The sole director of Blocker has approved the Business Combination and the execution, delivery and performance of this Agreement.

2.3 Litigation and Compliance

(a) There are no proceedings or Governmental investigations pending or, to the knowledge of HB2, threatened:

(i) against or affecting HB2 or Blocker or with respect to or affecting any asset or property owned, leased or used by HB2 or Blocker; or

(ii) which question or challenge the validity of this Agreement, the Business Combination or the Amalgamation or any action taken or to be taken pursuant to this Agreement, the Business Combination or the Amalgamation,

except for actions, suits, claims or proceedings which would not, in the aggregate, have a Material Adverse Effect on HB2.

(b) Except as otherwise disclosed to Red Pine, each of HB2 and Blocker has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to its business or operations, except for non-compliance, defaults and violations which would not, in the aggregate, have a Material Adverse Effect on HB2.

(c) Neither HB2, nor any asset of HB2 is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on HB2 or which is reasonably likely to prevent HB2 from performing its obligations under this Agreement.

(d) HB2 has duly filed or made all reports and returns required to be filed by it with any Governmental Authority and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with its business and operations, except where the failure to do so has not had and would not reasonably have a Material Adverse Effect on HB2.

2.4 Financial Statements

The financial statements (including, in each case, any notes thereto) of HB2, based on the current drafts thereof as of the date hereof, for the years ended December 31, 2020, 2019 and 2018 were prepared in accordance with IFRS, applied on a consistent basis during the periods involved and fairly presented in all material respects the consolidated assets, liabilities and financial condition of HB2 as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of HB2 for the periods then ended.

2.5 Taxes

HB2 has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it prior to the date hereof, all such Tax Returns are complete and accurate in all material respects. All material Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the financial statements of HB2. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against HB2, there are no actions, suits, proceedings, investigations or claims pending or threatened against HB2 in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on HB2. HB2 has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all material Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable Law. HB2 has remitted to the appropriate tax authorities within the time limits required all material amounts collected by it in respect of Taxes. There are no material Liens for Taxes upon any asset of HB2 except Liens for Taxes not yet due.

2.6 Brokers

Other than in connection with the Financing, neither HB2 nor, to the knowledge of HB2, any of its Associates, Affiliates or Representatives has retained or intends to retain any broker or finder in connection with the Amalgamation or the other transactions contemplated hereby, nor have any of the foregoing incurred any liability to any broker or finder by reason of any such transaction.

2.7 Anti-Bribery Laws

Neither HB2 nor Blocker, nor to the knowledge of HB2 or Blocker, any Representative of HB2 or Blocker, has (i) violated any anti-bribery or anti-corruption laws applicable to HB2 or Blocker, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada's Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any Representative of HB2 or Blocker in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person, in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither HB2 nor Blocker, nor to the knowledge of HB2 or Blocker, or any director, officer, employee, consultant, Representative or agent of HB2 or Blocker, has (i) conducted or initiated any review, audit, or internal investigation that concluded HB2 or Blocker or any director, officer, employee, consultant, Representative or agent of HB2 or Blocker violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FINCO

Finco represents and warrants to and in favour of Red Pine and Subco and acknowledges that Red Pine and Subco are relying on such representations and warranties in connection with this Agreement and the transactions contemplated herein:

3.1 Organization and Good Standing

(a) Finco is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Finco. There are no subsidiaries of Finco.

(b) Finco has the corporate power and authority to own, lease or operate its properties and to carry on its business as currently conducted.

3.2 Consents, Authorizations, and Binding Effect

(a) Finco may execute, deliver and perform this Agreement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i) consents, approvals, authorizations and waivers which have been obtained (or will be obtained prior to the Effective Date) and are unconditional, and in full force and effect, and notices which have been given on a timely basis;

(ii) the approval of the Finco Amalgamation Resolution by the holders of the Finco Shares;

(iii) the filing of a Form 13 (Amalgamation Application) with the British Columbia Registrar of Companies under the BCBCA; or

(iv) those which, if not obtained or made, would not prevent or delay the consummation of the Amalgamation or otherwise prevent Finco from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Finco.

(b) Finco has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to complete the Amalgamation, subject to the approval of the Finco Amalgamation Resolution by the Finco Shareholder.

(c) The sole director of Finco has: (i) approved the Business Combination and the execution, delivery and performance of this Agreement, and (ii) directed that the Finco Amalgamation Resolution be submitted to the Finco Shareholder.

(d) This Agreement has been duly executed and delivered by Finco and constitutes a legal, valid, and binding obligation of Finco, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(e) The execution, delivery, and performance of this Agreement will not:

(i) constitute a violation of the notice of articles or articles, as amended, of Finco;

(ii) conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under or the loss of any material benefit under or the creation of any benefit or right of any third party under any material Contract, material permit or material license to which Finco is a party or as to which any of its property is subject which in any such case would have a Material Adverse Effect on Finco; or

(iii) constitute a violation of any Law applicable or relating to Finco or its business except for such violations which would not have a Material Adverse Effect on Finco.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF RED PINE AND SUBCO

Each of Red Pine and Subco hereby represents and warrants to HB2, Blocker and Finco as follows and acknowledges that each of HB2, Blocker and Finco is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

4.1 Organization and Good Standing

(a) Each of Red Pine and Subco is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and is qualified to transact business and is in good standing as a foreign corporation (or the equivalent) in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Red Pine or Subco. Except for Subco, there are no other subsidiaries of Red Pine and Red Pine does not have any equity or other interest or any rights convertible or exchangeable for, or otherwise entitling it to, any equity interests in any Person other than its holders of Subco Shares.

(b) Each of Red Pine and Subco has the corporate power and authority to own, lease, or operate its properties and to carry on its business as now conducted.

4.2 Consents, Authorizations, and Binding Effect

(a) Red Pine and Subco may execute, deliver, and perform this Agreement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i) the approval of the Subco Amalgamation Resolution by Red Pine as sole shareholder of Subco;

(ii) the approval of the TSXV for the listing of the Subordinate Voting Shares and, to the extent required, the other transactions contemplated hereby;

(iii) consents, approvals, authorizations and waivers, which have been obtained (or will be obtained prior to the Effective Date), and are unconditional and in full force and effect and notices which have been given on a timely basis;

(iv) the approval of the Reorganization from Red Pine Shareholders and the filings required to complete the Reorganization (including the Form 11 (Alteration Notice) under the BCBCA);

(v) the filing of Articles and a Form 13 (Amalgamation Application) with the British Columbia Registrar of Companies under the BCBCA;

(vi) the filing of the documents prescribed under the BCBCA to effect the appointment of the New Red Pine Directors and the New Red Pine Management; and

(vii) those which, if not obtained or made, would not prevent or delay the consummation of the Amalgamation or otherwise prevent Red Pine from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Red Pine or Subco.

(b) Each of Red Pine and Subco has full corporate power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder and to complete the Business Combination and the Amalgamation, subject to the approval of the matters set out in the Red Pine Circular by Red Pine Shareholders at the Red Pine Meeting and the Subco Amalgamation Resolution by Red Pine by written consent resolution.

(c) The board of directors of Red Pine have unanimously: (i) approved the Business Combination and the execution, delivery and performance of this Agreement; (ii) directed that the matters to be approved at the Red Pine Meeting be submitted to the Red Pine Shareholders at the Red Pine Meeting, and unanimously recommended approval thereof and (iii) approved the execution and delivery of the Subco Amalgamation Resolution by Red Pine.

(d) The board of directors of Subco has unanimously approved the Amalgamation and the execution, delivery and performance of this Agreement.

(e) This Agreement has been duly executed and delivered by Red Pine and Subco and constitutes a legal, valid, and binding obligation of Red Pine and Subco enforceable against each of them in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

(f) The execution, delivery, and performance of this Agreement will not:

(i) constitute a violation of the notice of articles or articles of Red Pine or the notice of articles or articles of Subco;

(ii) conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any material obligation under, or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract, permit or license to which either Red Pine or Subco is a party to or bound by or as to which any of its property is subject;

(iii) constitute a violation of any Law applicable or relating to Red Pine or Subco or their respective businesses; or

(iv) result in the creation of any Lien upon any of the assets of Red Pine or Subco.

(g) Neither Red Pine or Subco nor any Affiliate or Associate thereof, nor to the knowledge of Red Pine, any Representative of Red Pine or Subco, beneficially owns or has the right to acquire a beneficial interest in any Finco Shares.

4.3 Litigation and Compliance

(a) There are no actions, suits, claims or proceedings, whether in equity or at law, or any Governmental investigations pending or, to the knowledge of Red Pine, threatened:

(i) against or affecting Red Pine or Subco or with respect to or affecting any asset or property owned, leased or used by Red Pine or Subco; or

(ii) which question or challenge the validity of this Agreement, the Business Combination or the Amalgamation or any action taken or to be taken pursuant to this Agreement, the Business Combination or the Amalgamation,

and, to the knowledge of Red Pine, there is no basis for any such action, suit, claim, proceeding or investigation.

(b) Each of Red Pine and Subco has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to the businesses or operations of Red Pine and Subco. Neither Red Pine nor Subco currently carries on any active business.

(c) Neither Red Pine nor Subco nor any assets of Red Pine or Subco, is subject to any judgment, order or decree entered in any Proceeding.

(d) Each of Red Pine and Subco has duly filed or made all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with the business and operations of Red Pine and Subco.

4.4 Public Filings; Financial Statements

(a) Except as otherwise disclosed to HB2, Red Pine has filed all documents required pursuant to applicable Canadian Securities Laws (the "Red Pine Securities Documents"). As of their respective dates, the Red Pine Securities Documents complied with the then applicable requirements of the Canadian Securities Laws (and all other applicable securities laws) and, at the respective times they were filed, none of the Red Pine Securities Documents contained any untrue statement of a material fact (as defined in Canadian Securities Laws) or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading. Red Pine has not filed any confidential filings which have not at the date hereof become publicly available under Red Pine's profile on SEDAR.

(b) The consolidated financial statements (including, in each case, any notes thereto) of Red Pine for the years ended March 31, 2020 and 2019 and for the three and nine months ended December 31, 2020 included in the Red Pine Securities Documents were prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated assets, liabilities and financial condition of Red Pine and its consolidated subsidiaries as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of Red Pine and its consolidated subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to customary year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Red Pine Securities Documents, Red Pine has not, since March 31, 2020, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(c) Red Pine is now, and on the Effective Date will be, a "reporting issuer" (or its equivalent) under Canadian Securities Laws in the Provinces of British Columbia and Alberta. Red Pine is not currently in default in any material respect of any requirement of Canadian Securities Laws and Red Pine is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces.

(d) There has not been any reportable event (within the meaning of National Instrument 51- 102 - Continuous Disclosure Obligations of the Canadian Securities Administrators) since March 31, 2020 with the present or former auditors of Red Pine.

(e) No order ceasing or suspending trading in securities of Red Pine or Subco or prohibiting the sale of securities by Red Pine or Subco has been issued that remains outstanding and, to the knowledge of Red Pine, no proceedings for this purpose have been instituted, are pending, contemplated or threatened by any securities commission, self-regulatory organization, stock exchange or other Governmental Authority.

(f) Red Pine maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) access to assets is permitted only in accordance with management's general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) Except as disclosed in the Red Pine Securities Documents, there are no contracts with Red Pine or Subco, on the one hand, and: (i) any officer or director of Red Pine or Subco; (ii) any holder of 5% or more of the equity securities of Red Pine; or (iii) an Associate or Affiliate of a person in (i) or (ii), on the other hand.

4.5 Taxes

Each of Red Pine and Subco has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it prior to the date hereof, all such Tax Returns are complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Red Pine. Red Pine's audited consolidated financial statements for the period ended March 31, 2020 reflect a reserve in accordance with IFRS for all Taxes payable by Red Pine for all taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Red Pine or Subco, there are no actions, suits, proceedings, investigations or claims pending or threatened against Red Pine or Subco in respect of Taxes or any matters under discussion with any Government relating to Taxes, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending. Each of Red Pine and Subco has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable Law. Each of Red Pine and Subco has remitted to the appropriate tax authorities within the time limits required all amounts collected by it in respect of Taxes. There are no Liens for Taxes upon any asset of Red Pine or Subco except Liens for Taxes not yet due.

4.6 Pension and Other Employee Plans and Agreement

Other than the Red Pine Stock Option Plan, Red Pine does not maintain or contribute to any Employee Plan. The Red Pine Stock Option Plan was approved by Red Pine Shareholders and there are currently no stock options outstanding under the Red Pine Stock Option Plan.

4.7 Labour Relations

(a) Red Pine has no employees and other than as disclosed to HB2, has not engaged any independent contractors.

(b) There are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of Red Pine, threatened with respect to former employees of Red Pine; and, to the knowledge of Red Pine, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of Red Pine.

(c) Subco has no employees and has not engaged any independent contractors.

(d) As of the Effective Date, neither Red Pine nor Subco shall have any employees or independent contractors, and neither shall have any liabilities in respect to any former employees or independent contractors.

4.8 Contracts

(a) Neither Red Pine nor Subco is a party to or bound by any Contract other than as set out on Schedule 4.8 hereto.

(b) Each of Red Pine and Subco and, to the knowledge of Red Pine and Subco, each of the other parties thereto, is in material compliance with all covenants under all Contracts it has entered into, and no default has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default.

(c) No payment is required to be made, or obligation accrued that, if paid, by Red Pine as a result of the consummation of any of the matters contemplated by this Agreement that would result in Red Pine having a cash balance of less than $500,000 at the time of the completion of the Business Combination.

4.9 Absence of Certain Changes, Etc.

Since April 1, 2019, other than as disclosed in the Red Pine Securities Documents filed on SEDAR since such date and except as contemplated by the Business Combination and this Agreement:

(a) there has been no Material Adverse Change to Red Pine;

(b) Red Pine has not:

(i) sold, transferred, distributed, or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

(ii) incurred any Liability (whether absolute, accrued, contingent or otherwise);

(iii) prior to the date hereof, made or agreed to make any capital expenditure or commitment for additions to property, plant, or equipment;

(iv) made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreement or past practice;

(v) conducted its operations other than in all material respects in the normal course of business;

(vi) entered into any transaction or Contract, or amended or terminated any transaction or Contract, except transactions or Contracts entered into in connection with the Business Combination or in respect of Permitted Debt;

(vii) agreed or committed to do any of the foregoing; and

(c) there has not been any declaration, setting aside or payment of any dividend or other distribution to Red Pine Shareholders.

4.10 Subsidiaries

(a) All of the outstanding shares in the capital of Subco are owned of record and beneficially by Red Pine free and clear of all Liens. Red Pine does not own, directly or indirectly, any equity interest of or in any entity or enterprise other than Subco.

(b) All outstanding Subco Shares have been duly authorized and are validly issued, fully paid and non-assessable.

4.11 Capitalization

(a) The authorized capital of Red Pine consists of an unlimited number of common shares. As of the date hereof, there are 334,332,402 common shares issued and outstanding.

(b) All issued and outstanding shares in the capital of Red Pine have been duly authorized and are validly issued, fully paid and non-assessable, free of pre-emptive rights.

(c) Other than the Red Pine Warrants, there are no authorized, outstanding or existing:

(i) voting trusts or other agreements or understandings with respect to the voting of any Red Pine Shares to which Red Pine or Subco is a party;

(ii) securities issued by Red Pine or Subco that are convertible into or exchangeable for any Red Pine Shares;

(iii) agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Red Pine Shares or securities convertible into or exchangeable or exercisable for any such shares, in each case granted, extended or entered into by Red Pine or Subco;

(iv) agreements of any kind to which either Red Pine or Subco is party relating to the issuance or sale of any Red Pine Shares, or any securities convertible into or exchangeable or exercisable for any Red Pine Shares or requiring Red Pine to qualify securities of for distribution by prospectus under Canadian Securities Laws; or

(v) agreements of any kind which may obligate Red Pine to issue or purchase any of its securities.

4.12 Environmental Matters

Each of Red Pine and Subco is in compliance with all applicable Environmental Laws and has not violated, at any time, any Environmental Laws. All operations of Red Pine, past or present, conducted on any real property, leased or owned by Red Pine or any entity in which Red Pine directs or indirectly has any interest, past or present, and such properties themselves while occupied by Red Pine or any entity in which Red Pine directs or indirectly has any interest, have been and are in compliance with all Environmental Laws. Red Pine is not is the subject of: (i) any proceeding, application, order or directive which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws, and no set of circumstances exists pursuant to which Red Pine may, directly or indirectly, have any liability for any such matters. Red Pine has no reclamation obligations and is not required to make any reserves for reclamation obligations pursuant to IFRS. Neither Red Pine nor any entity in which Red Pine has, directly or indirectly, had any interest, has caused or permitted the release of any hazardous substances on or to any of the assets or any other real property owned or leased or occupied, either past or present, (including underlying soils and substrata, surface water and groundwater) in such a manner as: (A) would be reasonably likely to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property; (B) would be reasonably likely to result in imposition of a Lien, charge or other encumbrance on or the expropriation of any of the assets; or (C) at levels which exceed remediation and/or reclamation standards under any Environmental Laws or standards published or administered by those Governmental Authorities responsible for establishing or applying such standards. There is no environmental liability or factors likely to give rise to any environmental liability (i) affecting Red Pine; or (ii) retained in any manner by Red Pine in connection with any activities conducted prior to the date hereof.

4.13 Licence and Title

Red Pine is the absolute legal and beneficial owner of, and has good and marketable title to, all of its property or assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheet forming part of Red Pine's financial statements for the year ended March 31, 2020, except as indicated in the notes thereto, and such properties and assets are not subject to any mortgages, Liens, charges, pledges, security interests, claims, demands or defect in title of any kind except as is reflected in the balance sheets forming part of such financial statements and in the notes thereto and Red Pine owns, possesses, or has obtained and is in compliance in all material respects with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its business as currently conducted, in accordance in all material respects with applicable Laws.

4.14 Indebtedness

As at the date of this Agreement, no indebtedness for borrowed money was owing or guaranteed by Red Pine or Subco and neither Red Pine nor Subco has any Liabilities (contingent or otherwise) other than obligations for the payment of Liabilities incurred in connection with the transactions contemplated by this Agreement.

4.15 Undisclosed Liabilities

There are no Liabilities of Red Pine, Subco or Amalco of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which either Red Pine or Subco may become liable on or after the consummation of the transactions contemplated hereby.

4.16 Due Diligence Investigations

All information relating to the business, assets, liabilities, properties, capitalization or financial condition of Red Pine or Subco provided by Red Pine or its Representatives to HB2, Blocker or Finco is true, accurate and complete in all material respects and Red Pine has not omitted to disclose in writing and provide materials in respect of any material fact or which would otherwise cause information provided to be untrue or incomplete.

4.17 Brokers

Neither Red Pine nor Subco or, to the knowledge of Red Pine, any of their respective Associates, Affiliates or Representatives have retained any broker or finder in connection with the transactions contemplated hereby, nor have any of the foregoing incurred any Liability to any broker or finder by reason of any such transaction.

4.18 Anti-Bribery Laws

Neither Red Pine nor Subco nor to the knowledge of Red Pine or Subco, any Representative of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to Red Pine or Subco, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada's Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any Representative of Red Pine or Subco in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person, in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither Red Pine nor Subco nor to the knowledge of Red Pine, any director, officer, employee, consultant, Representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded Red Pine or Subco or any director, officer, employee, consultant, Representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws.

ARTICLE V

CONDITIONS TO OBLIGATIONS OF RED PINE

5.1 Conditions Precedent to Completion of the Business Combination

The obligation of Red Pine and Subco to complete the Business Combination is subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived by Red Pine and Subco:

(a) The representations and warranties of HB2 and Blocker set forth in Article II and of Finco set forth in Article III qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date as if made on the Effective Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date.

(b) HB2, Blocker and Finco shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them prior to or on the Effective Date and Red Pine shall have received a certificate signed on behalf of HB2 by an executive officer thereof to such effect dated as of the Effective Date.

(c) There shall not have occurred any Material Adverse Change in HB2 since the date of this Agreement.

(d) The Red Pine Shareholders shall have approved the matters to be set out in the Red Pine Circular at the Red Pine Meeting.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF HB2, BLOCKER AND FINCO

6.1 Conditions Precedent to Completion of the Business Combination

The obligation of HB2, Blocker and Finco to complete the Business Combination is subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived by HB2:

(a) The representations and warranties of Red Pine and Subco set forth in Article IV qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date hereof and on the Effective Date as if made on the Effective Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date.

(b) Red Pine and Subco shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Red Pine and Subco, respectively, prior to or on the Effective Date and HB2 shall have received certificates signed on behalf of Red Pine and Subco, respectively, by an executive officer thereof to such effect dated as of the Effective Date.

(c) There shall not have occurred any Material Adverse Change to Red Pine or Subco since the date of this Agreement.

(d) The Red Pine Shareholders shall have approved the matters to be set out in the Red Pine Circular to be approved at the Red Pine Meeting, including the approval of the Reorganization, the election of the New Red Pine Directors, the approval of the New Equity Incentive Plan and the election of the new auditors.

(e) Red Pine shall have completed and filed all necessary documents in accordance with the BCBCA in respect of the matters to be set out in the Red Pine Circular to be approved at the Red Pine Meeting, and the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares shall have been duly and validly created and the Name Change shall be effective.

(f) All of the current directors and officers of Red Pine and Subco shall have resigned without payment by or any liability to Red Pine, HB2, Blocker, Finco, Subco or Amalco, and each such director and officer shall have executed and delivered a release in favour of Red Pine, Subco, HB2, Blocker, Finco and Amalco, in a form acceptable to HB2, acting reasonably.

(g) The TSXV shall not have objected to the New Red Pine Directors as directors of Red Pine upon closing of the Business Combination or to the officers proposed by HB2 as officers of Red Pine upon closing of the Business Combination.

(h) The Reorganization shall have been completed in a manner satisfactory to HB2.

(i) The securityholders of HB2 shall have entered into a contribution agreement providing for the contribution of their interests to Blocker to the extent contemplated herein.

(j) HB2 shall be satisfied in its sole discretion that: (A) at the time of the completion of the Business Combination, Red Pine has a cash balance of not less than $500,000; and (B) Red Pine and Subco have no Liabilities.

(k) The Financing, if being undertaken, shall have been completed.

ARTICLE VII

MUTUAL CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent

The obligations of Red Pine, Subco, HB2, Blocker and Finco to complete the Business Combination are subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived only with the consent in writing of Red Pine and HB2:

(a) All consents, waivers, permits, exemptions, orders, consents and approvals required to permit the completion of the Business Combination, the failure of which to obtain could reasonably be expected to have a Material Adverse Effect on HB2 or Red Pine or materially impede the completion of the Business Combination, shall have been obtained.

(b) No temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the Business Combination shall have been issued by any federal, state, or provincial court (whether domestic or foreign) having jurisdiction and remain in effect.

(c) The Subordinate Voting Shares to be issued pursuant to the Business Combination shall have been conditionally approved for listing on the TSXV, subject to standard conditions on the Effective Date or as soon as practicable thereafter.

(d) On the Effective Date, no cease trade order or similar restraining order of any other provincial securities administrator relating to the Red Pine Shares, the Subordinate Voting Shares, the Multiple Voting Shares, the Proportionate Voting Shares, the Finco Shares, the HB2 membership units, the Blocker shares or the Amalco Shares shall be in effect.

(e) There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, before any court or Governmental Authority, agency or tribunal, domestic or foreign, that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Business Combination or any of the other transactions contemplated by this Agreement or seeking to obtain from any Party any damages that are material in relation to such Party.

(f) The distribution of Amalco Shares, Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares pursuant to the Business Combination shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Law either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons) or pursuant to Section 2.6 of National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrator.

(g) This Agreement shall not have been terminated in accordance with its terms.

ARTICLE VIII

CLOSING

8.1 Closing

Subject to the satisfaction or waiver of the conditions in Article V, Article VI and Article VII, the Closing shall take place by the electronic exchange of documents at 8:00 a.m. (Toronto time) on the Effective Date or on such other date and time as HB2 and Red Pine may agree.

8.2 Termination of this Agreement

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters to be set out in the Red Pine Circular to be approved by the Red Pine Shareholders or any other matters presented in connection with the Business Combination:

(a) by mutual written consent of the Parties;

(b) by Red Pine or HB2 if there has been a breach of any of the representations, warranties, covenants and agreements on the part of the other Party (the "Breaching Party") set forth in this Agreement, which breach has or is likely to result in the failure of the conditions set forth in Section 5.1, 6.1 or 7.1, as the case may, to be satisfied and in each case has not been cured within ten (10) Business Days following receipt by the Breaching Party of written notice of such breach from the non-Breaching Party; or

(c) by any Party if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Business Combination shall have become final and non-appealable;

8.3 Survival of Representations and Warranties; Limitation

The representations and warranties set forth in herein shall expire and be terminated on the earlier of the Effective Date or the termination of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Further Actions

Each of the Parties shall use its commercially reasonable efforts to properly satisfy all of the conditions set out in this Agreement, take all actions to cause the transactions contemplated herein to be implemented and not take any action that would, directly or indirectly, cause any of the conditions set out in this Agreement to fail to be satisfied at or prior to the Effective Time. From time to time, as and when requested by any Party, the other Parties shall execute and deliver, and use all commercially reasonable efforts to cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably requested in order to:

(a) carry out the intent and purposes of this Agreement;

(b) effect the Amalgamation (or to evidence the foregoing); and

(c) consummate and give effect to the other transactions, covenants and agreements contemplated by this Agreement.

9.2 Entire Agreement

This Agreement, which includes the Schedules hereto and the other documents, agreements, and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire Agreement between the Parties with respect to matters dealt within herein and, except as expressly provided herein, supersedes all prior arrangements or understandings with respect thereto, including the Letter of Intent.

9.3 Descriptive Headings

The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

9.4 Notices

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by electronic mail, nationally recognized overnight courier, or registered or certified mail, postage prepaid, addressed as follows:

(a) If to Red Pine:

310 - 6 Adelaide Street East

Toronto, ON M5C 1H6

E-mail: richard@paolonelew.ca

Attention: Chief Executive Officer

(b) If to HB2, Blocker or Finco:

HB2 Origination, LLC

3322 West End Avenue, Suite 450

Nashville, TN 37203

E-mail: [REDACTED - EMAIL ADDRESS]

Attention: Chrystie Holmstrom

With a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza, 40 King St. W.

Toronto, ON M5H 3C2 Canada

E-mail: lclements@cassels.com

Attention: Lindsay Clements

Any such notices or communications shall be deemed to have been received: (i) if delivered personally or sent by nationally recognized overnight courier or by electronic mail, on the date of such delivery; or (ii) if sent by registered or certified mail, on the third Business Day following the date on which such mailing was postmarked. Any Party may by notice change the address to which notices or other communications to it are to be delivered or mailed.

9.5 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, but references to such laws shall not, by conflict of laws, rules or otherwise require application of the law of any jurisdiction other than the Province of Ontario and the Parties hereby further irrevocably attorn to the jurisdiction of the Courts of the Province of Ontario in respect of any matter arising hereunder or in connection with the transactions contemplated in this Agreement.

9.6 Enurement and Assignability

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, provided that this Agreement shall not be assignable otherwise than by operation of law by any Party without the prior written consent of the other Parties, and any purported assignment by any Party without the prior written consent of the other Parties shall be void.

9.7 Confidentiality

The Parties agree that no disclosure or announcement, public or otherwise, in respect of the Business Combination, this Agreement or the transactions contemplated herein shall be made by any Party or its Representatives without the prior agreement of the other Parties as to timing, content and method, hereto, provided that the obligations herein will not prevent any Party from making, after consultation with the other Parties, such disclosure as its counsel advises is required by applicable Law or the rules and policies of the TSXV (or any other relevant stock exchange). If any of Red Pine, HB2, Blocker, Finco or Subco is required by applicable Law or regulatory instrument, rule or policy to make a public announcement with respect to the Business Combination, such Party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

Except as and only to the extent required by applicable Law, the Receiving Party will not disclose or use, and it will cause its Representatives not to disclose or use, any Confidential Information furnished by a Disclosing Party or its Representatives to the Receiving Party or its Representatives at any time or in any manner, other than for the purposes of evaluating the Business Combination.

9.8 Remedies

The Parties acknowledge that an award of money damages may be inadequate for any breach of the obligations undertaken by the Parties and that the Parties shall be entitled to seek equitable relief, in addition to remedies at law. In the event of any action to enforce the provisions of this Agreement, each of the Parties waive the defense that there is an adequate remedy at law. Without limiting any remedies any Party may otherwise have, in the event any Party refuses to perform its obligations under this Agreement, the other Party shall have, in addition to any other remedy at law or in equity, the right to specific performance.

9.9 Costs and Expenses

The Parties acknowledge and agree that all costs and expenses relating to such transactions will by paid by the Party incurring same, provided that HB2 and its counsel shall be primarily responsible for the preparation, printing and mailing of all documentation and filings in connection with the Business Combination and the payment of all related costs and fees, all shareholder meetings and the application to the TSXV for the listing of the Subordinate Voting Shares following completion of the Business Combination, while Red Pine and its counsel shall perform a review function and cooperate and assist in the preparation of such documentation and required filings; however, each Party shall permit the other Party and its counsel to review the preparation of all documentation to be sent to Red Pine Shareholders or otherwise used in connection with the approval of the Business Combination and the listing of the Subordinate Voting Shares on the TSXV.

9.10 Waivers and Amendments

Any waiver of any term or condition of this Agreement, or any amendment or supplementation of this Agreement, shall be effective only if in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit, or waive a Party's rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

9.11 Illegalities

In the event that any provision contained in this Agreement shall be determined to be invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the Party for whose benefit the provision exists, be in any way impaired.

9.12 Currency

Except as otherwise set forth herein, all references to amounts of money in this Agreement are to Canadian Dollars.

9.13 Counterparts

This Agreement may be executed in counterparts by original or facsimile signature, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bears the signatures of all the parties reflected hereon as signatories.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first above written.

RED PINE PETROLEUM LTD.

By:	"Richard Paolone"
Name: Richard Paolone Title: Chief Executive Officer

HB2 ORIGINATION, LLC

By:	"Craig Perry"
Name: Craig Perry Title: Chief Executive Officer

ALPINE SUMMIT ENERGY PARTNERS FINCO, INC.

By:	"Craig Perry"
Name: Craig Perry Title: President

RED PINE PETROLEUM SUBCO LTD.

By:	"Richard Paolone"
Name: Richard Paolone Title: President

ALPINE SUMMIT ENERGY INVESTORS, INC.

By:	"Craig Perry"
Name: Craig Perry Title: Chief Executive Officer

 [Signature Page to Business Combination Agreement]

SCHEDULE A

DEFINITIONS

"Affiliate" has the meaning ascribed to such term in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.

"Agreement" means this Business Combination Agreement, as it may be amended or supplemented at any time and from time to time after the date hereof.

"Amalco" means the corporation resulting from Amalgamation.

"Amalco Shares" means common shares in the capital of Amalco.

"Amalgamation" means an amalgamation of Subco and Finco pursuant to Section 269 of the BCBCA, on the terms and subject to the conditions set out in the Amalgamation Agreement and this Agreement, subject to any amendments or variations thereto made in accordance with the provisions of the Amalgamation Agreement and this Agreement.

"Amalgamation Agreement" means the amalgamation agreement in the form attached as Schedule B hereto to be entered into between Red Pine, Subco and Finco pursuant to Section 269 of the BCBCA, to effect the Amalgamation.

"Amalgamation Application" means the Form 13 to be jointly completed and filed by Red Pine and Finco with the Registrar of Companies under the BCBCA, substantially in the form set forth in Schedule B hereto giving effect to the Amalgamation of Subco and Finco upon and subject to the terms of this Agreement.

"Associate" has the meaning ascribed to such term in the Securities Act (British Columbia).

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Blocker Shares" means the common shares of Blocker;

"Breaching Party" has the meaning ascribed to such term in Section 8.2(b).

"Business Combination" means the completion of the steps set out in Article I on the basis set out in this Agreement.

"Business Day" means any day other than a Saturday or Sunday or other day on which Canadian Chartered Banks located in the City of Toronto or the City of Vancouver are required or permitted to close.

"Canadian Resident Shareholder" means a beneficial holder of shares of Blocker who, for purposes of the ITA is either resident in Canada or a "Canadian partnership".

"Canadian Securities Laws" means the Securities Act (or equivalent legislation) in each of the provinces and territories of Canada and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Provincial Securities Administrators and the securities regulatory authorities in such provinces and territories.

"Cancellation" means the cancellation of the Red Pine Warrants.

"Certificate of Amalgamation" means the certificate of amalgamation to be used by the Registrar of Companies under the BCBCA pursuant to section 281 of the BCBCA following the following the filing of the Amalgamation Application.

"Class A Finco Share" means a Class A common share in the capital of Finco, which shall entitle the holder to receive one Subordinate Voting Share pursuant to the Amalgamation.

"Class B Finco Share" means a Class B common share in the capital of Finco, which shall entitle the holder to receive one Multiple Voting Share pursuant to the Amalgamation.

"Class A Voting Units of HB2" means the "Class A Units" as defined in the Amended and Restated LLC Agreement of HB2 to be adopted pursuant to Section 1.10 with such terms, rights, privileges, and obligations as provided for in such Amended and Restated LLC Agreement of HB2.

"Class B Non-Voting Units of HB2" means the "Class B Units" as defined in the Amended and Restated LLC Agreement of HB2 to be adopted pursuant to Section 1.10 with such terms, rights, privileges, and obligations as provided for in such Amended and Restated LLC Agreement of HB2.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Confidential Information" means any information concerning the Disclosing Party or its business, properties and assets made available to the Receiving Party; provided that it does not include information which: (a) is generally available to or known by the public other than as a result of improper disclosure by the Receiving Party or pursuant to a breach of Section 9.7 by the Receiving Party; (b) is obtained by the Receiving Party from a source other than the Disclosing Party, provided that, to the reasonable knowledge of the Receiving Party, such source was not bound by a duty of confidentiality to the Disclosing Party or another party with respect to such information; (c) is developed by the Receiving Party independently of any disclosure by the Disclosing Party; or (d) was in the Receiving Party's possession prior to its disclosure by the Disclosing Party.

"Consolidation" means the consolidation of the Red Pine Shares on the basis of one Red Pine Share for 625.5882 existing Red Pine Shares or such other number of resulting Red Pine Shares as is determined by the board of directors of Red Pine with the consent of HB2.

"Contract" means any contract, lease, agreement, instrument, license, commitment, order, or quotation, written or oral.

"Disclosing Party" means any Party or its representatives disclosing Confidential Information to the Receiving Party.

"Effective Date" has the meaning ascribed to such term in Section 1.5(e).

"Effective Time" means the time of filing of the Amalgamation Application with the British Columbia Registrar of Companies under the BCBCA on the Effective Date.

"Employee Plans" means all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, maintained for employees, including, without limitation:

(a) any employee benefit plan or material fringe benefit plan;

(b) any retirement savings plan, pension plan or compensation plan, including, without limitation, any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement income plan;

(c) any bonus, profit sharing, deferred compensation, incentive compensation, stock compensation, stock purchase, hospitalization, health, drug, dental, legal disability, insurance (including without limitation unemployment insurance), vacation pay, severance pay or other benefit plan, arrangement or practice with respect to employees or former employees, individuals working on contract, or other individuals providing services of a kind normally provided by employees; and

(d) where applicable, all statutory plans, including, without limitation, the Canada or Québec Pension Plans.

"Environmental Laws" means Laws regulating or pertaining to the generation, discharge, emission or release into the environment (including without limitation ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment, disposition or remediation or clean-up of any Hazardous Substance, as such Laws are amended and in effect as of the date hereof.

"Financing" means the private placement of Subscription Receipts prior to the Effective Date.

"Finco Broker Warrants" means warrants to acquire securities of Finco that may be granted to certain agents as compensation pursuant to the Financing.

"Finco Shareholders" means the holders of the issued and outstanding Finco Shares.

"Finco Shares" means collectively, the Initial Finco Share, the Class A Finco Shares and the Class B Finco Shares.

"Government" means:

(a) the government of Canada, the United States or any other foreign country;

(b) the government of any Province, State, county, municipality, city, town, or district of Canada, the United States or any other foreign country; and

(c) any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses

(a) and (b), and for greater certainty, includes the TSXV.

"Government Official" means:

(a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority;

(b) any salaried political party official, elected member of political office or candidate for political office; or

(c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses.

"Governmental" means pertaining to any Government.

"Governmental Authority" means and includes, without limitation, any Government or other political subdivision of any Government, judicial, public or statutory instrumentality, court, tribunal, commission, board, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question and, for greater certainty, includes the TSXV.

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any applicable Environmental Law.

"HB2 Recapitalization" means the recapitalization of HB2 whereby each Membership Unit (as defined in the Amended and Restated Limited Liability Company Agreement of HB2 dated as of August 30, 2019) of HB2 outstanding immediately prior to the HB2 Recapitalization will be automatically converted into three Membership Units of HB2.

"IFRS" means International Financial Reporting Standards.

"Initial Finco Share" means the initial common share in the capital of Finco issued to Craig Perry in connection with the incorporation and organization of Finco.

"Income Tax" means any Tax based on or measured by income (including without limitation, based on net income, gross income, income as specifically defined, earnings, profits or selected items of income, earnings or profits); and any interest, penalties and additions to tax with respect to any such tax (or any estimate or payment thereof).

"ITA" means the Income Tax Act (Canada), as amended and all regulations thereunder.

"knowledge of HB2" means the actual knowledge of the Craig Perry, Michael McCoy, Reagan Brown and Chrystie Holmstrom, without additional inquiry.

"Law" means any of the following of, or issued by, any Government, in effect on or prior to the date hereof, including any amendment, modification or supplementation of any of the following from time to time subsequent to the original enactment, adoption, issuance, announcement, promulgation or granting thereof and prior to the date hereof: any statute, law, act, ordinance, code, rule or regulation of any writ, injunction, award, decree, judgment or order.

"Letter of Intent" means the letter of intent, dated January 6, 2021, between HB2 and Red Pine related to the Business Combination, as amended.

"Liability" of any Person means and include:

(a) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured;

(b) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and

(c) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

"Lien" means any mortgage, deed of trust, pledge, hypothecation, option, easement, encroachment, right of way, right of first refusal, security interest, encumbrance, claim, lien or charge of any kind.

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Party any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), results of operations or financial condition of the party and its subsidiaries, as applicable, taken as a whole. The foregoing shall not include any change or effects attributable to: (i) any matter that has been disclosed in writing to the other Party or any of its advisers by a Party or any of its advisers in connection with this Agreement; (ii) changes relating to general economic, political or financial conditions; or (iii) relating to the state of securities markets in general.

"Multiple Voting Shares" means the Multiple Voting Shares of Red Pine having the terms and conditions substantially in the form set out in Schedule C hereto.

"MVS Subscription Receipts" means the Subscription Receipts that are exchangeable into Class B Finco Shares;

"Name Change" means the change of Red Pine's name to "Alpine Summit Energy Partners, Inc.", or such other name designated by HB2 and that is acceptable to the regulatory authorities.

"New Equity Incentive Plan" means the equity incentive plan to replace the Red Pine Option Plan, to be approved by Red Pine Shareholders at the Red Pine Meeting.

"New Red Pine Directors" has the meaning ascribed to such term in Section 1.15.

"Parties" and "Party" means the parties to this Agreement.

"penalty" means any civil or criminal penalty (including any interest thereon), fine, levy, lien, assessment, charge, monetary sanction or payment, or any payment in the nature thereof, of any kind, required to be made to any Government under any Law.

"Person" means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

"Proceeding" means any action, arbitration, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding.

"Receiving Party" means any Party or its representatives receiving Confidential Information from a Disclosing Party.

"Red Pine" means Red Pine Petroleum, Ltd., a corporation existing under the laws of the Province of British Columbia.

"Red Pine Broker Warrants" means (if applicable) warrants to acquire securities of Red Pine to be issued to former holders of Finco Broker Warrants, which warrants will be substantially on the same terms and conditions as the Finco Broker Warrants except for the right to receive Subordinate Voting Shares in lieu of common shares of Finco upon, among other things, payment of the applicable exercise price.

"Red Pine Circular" means the management information circular of Red Pine in respect of the Red Pine Meeting.

"Red Pine Meeting" means the annual and special meeting of the Red Pine Shareholders to be held as soon as is reasonably practicable after the date of this Agreement to approve the matters to be approved by the Red Pine Shareholders, which shall include the Reorganization, the changes to the board of directors of Red Pine contemplated herein, the approval of the New Equity Plan, and the appointment of new auditors, and any and all adjournments or postponements of such meeting.

"Red Pine Securities Documents" has the meaning ascribed to such term in Section 4.4(a).

"Red Pine Shareholders" means the holders of Red Pine Shares.

"Red Pine Shares" means, collectively, the 334,332,402 common shares in the capital of Red Pine prior to giving effect to the Consolidation, the Cancellation and the Share Amendments.

"Red Pine Stock Option Plan" means the current stock option plan of Red Pine.

"Red Pine Warrants" means the 40,000,000 outstanding warrants to purchase Red Pine Shares, each with an exercise price of $0.005 and expiry date of January 15, 2025.

"Reorganization" has the meaning ascribed to such term in the Recitals.

"Related to the Business" means, directly or indirectly, used in, arising from, or relating in any manner to the business of HB2.

"Representatives" when used with respect to any Person, shall mean such Person's directors, officers, employees, representatives, agents, counsel, accountants, advisers, engineers, and consultants.

"Share Amendments" means the amendments to Red Pine's current Articles to: (i) amend the terms of Red Pine's existing common shares to become an unlimited number of "Subordinate Voting Shares" having the special rights and restrictions substantially in the form set out in Schedule C hereto; (ii) create a new class of shares consisting of an unlimited number of "Multiple Voting Shares" having the special rights and restrictions substantially in the form set out in Schedule C hereto; and (iii) create a new class of shares consisting of an unlimited number of "Proportionate Voting Shares" having the special rights and restrictions substantially in the form set out in Schedule C hereto.

"Share Exchange" has the meaning ascribed to such term in the recitals to this Agreement.

"Proportionate Voting Shares" means the Proportionate Voting Shares of Red Pine having the terms and conditions substantially in the form set out in Schedule C hereto.

"Subco" means Red Pine Petroleum Subco Ltd., a wholly-owned subsidiary of Red Pine, created for the purpose of effecting the Business Combination.

"Subco Amalgamation Resolution" means the resolution of Red Pine, as sole shareholder of Subco, approving the Amalgamation and adopting the Amalgamation Agreement.

"Subco Shares" means the common shares in the capital of Subco.

"Subordinate Voting Shares" means the Subordinate Voting Shares into which the Red Pine Shares will be reclassified, having the terms and conditions substantially in the form set out in Schedule C hereto.

"Subscription Receipt Agreement" means the subscription receipt agreement to be entered into in connection with the Financing, setting out the terms and conditions of the Subscription Receipts.

"Subscription Receipts" has the meaning ascribed to such term in Section 1.3.

"subsidiary" means, with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary.

"Support Agreement" means agreement to be entered into by Red Pine, Blocker and HB2 providing for support and cooperation with respect to future securities changes.

"SVS Subscription Receipts" means the Subscription Receipts that are exchangeable into Class A Finco Shares.

"Tax" means any tax, levy, charge or assessment imposed by or due any Government, together with any interest, penalties, and additions to tax relating thereto, including without limitation, any of the following:

(a) any Income Tax;

(b) any franchise, sales, use and value added tax or any license or withholding tax; any payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, alternative or add-on minimum tax; and any customs duties or other taxes;

(c) any tax on property (real or personal, tangible or intangible, based on transfer or gains);

(d) any estimate or payment of any of tax described in the foregoing clauses (a) through (d); and

(e) any interest, penalties and additions to tax with respect to any tax (or any estimate or payment thereof) described in the foregoing clauses (a) through (e).

"Tax Receivables Agreement" means agreement to be entered into by Blocker, HB2 and certain members of HB2 relating to the treatment of certain future tax attributes.

"Tax Return" means all returns, amended returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority with jurisdiction over the applicable party.

"TSXV" means the TSX Venture Exchange.

SCHEDULE B

FORM OF THE AMALGAMATION AGREEMENT

THIS AGREEMENT is made as of [●], 2021,

AMONG:

RED PINE PETROLEUM LTD., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as "Red Pine"),

- and -

ALPINE SUMMIT ENERGY PARTNERS FINCO, INC., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as "Finco"),

- and -

RED PINE PETROLEUM SUBCO LTD., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as "Subco"),

WHEREAS

A. Finco and Subco (collectively, the "Companies"), acting under the authority set out in the Business Corporations Act (British Columbia) (the "Act"), have agreed to amalgamate on the terms and conditions set forth herein (the "Amalgamation").

B. Prior to the Amalgamation, (i) Red Pine is expected to change its name to "Alpine Summit Energy Partners, Inc." or such other name designated by the board of directors of Red Pine, and (ii) Red Pine will restructure its share capital to, among other things, consolidate its common shares on a three for one basis, re-designate its consolidated common shares as "Subordinate Voting Shares", create a new class of shares designated as "Multiple Voting Shares" and create another new class of shares designated as "Proportionate Voting Shares" (collectively, the "Red Pine Shares").

C. Pursuant to the Amalgamation, Red Pine will issue Subordinate Voting Shares to the holders of Class A common shares of Finco (the "Class A Finco Shares") and Multiple Voting Shares to the holders of Class B common shares of Finco (the "Class B Finco Shares", and together with the Class A Finco Shares, the "Finco Shares").

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual agreements, covenants and conditions contained in this Agreement, each of the parties covenants and agrees with the other as follows:

1. In this Agreement, the expression "Amalgamated Company" shall mean the company continuing from the Amalgamation.

2. Each of the Companies agrees to amalgamate under the provisions of the Act and to continue as one company under the terms and conditions set out in this Agreement.

3. The Amalgamated Company shall be a company under the provisions of the Act.

4. The name of the Amalgamated Company shall be Red Pine Petroleum Subco Ltd.

5. The Amalgamation Application (including the Notice of Articles of the Amalgamated Company) shall contain the information set out in Schedule 1 to this Agreement and the Articles of the Amalgamated Company shall be in the form set out in Schedule 2 to this Agreement, and the said Articles have been signed by the first director of the Amalgamated Company referred to in Section 7 of this Agreement.

6. The mailing and delivery addresses of the registered and records offices of the Amalgamated Company, until changed in accordance with the Act, shall be as set out in the Notice of Articles referred to in Section 5 of this Agreement.

7. The number of directors of the Amalgamated Company, until changed in accordance with the Act and the Articles of the Amalgamated Company, shall be one. The name and prescribed address of the first director of the Amalgamated Company is as follows:

Full Name	Prescribed Address

Craig Perry	3322 West End Avenue, Suite 450
Nashville, TN 37203

8. The sole director shall hold office until he ceases to hold office as specified in the Act, or in the Articles of the Amalgamated Company. The sole director shall carry on and continue the operations of the Amalgamated Company in such manner as he shall determine, subject to and in accordance with the Articles of the Amalgamated Company and the Act.

9. The full name and office of the first officer of the Amalgamated Company is:

Full Name	Office

Craig Perry	President

10. The officer shall hold office at the pleasure of the sole director of the Amalgamated Company.

11. The issued shares of each of Finco and Subco shall be exchanged as follows:

(a) each outstanding Class B Finco Share shall be exchanged for one Multiple Voting Share, following which such Class B Finco Shares shall be cancelled;

(b) each outstanding Class A Finco Share shall be exchanged for one Subordinate Voting Share, following which such Class A Finco Shares shall be cancelled;

(c) each outstanding common share of Subco (a "Subco Share") shall be exchanged for one common share of the Amalgamated Company (an "Amalco Share"), following which such Subco Shares shall be cancelled; and

(d) in consideration for Red Pine issuing Subordinate Voting Shares to the holders of Class A Finco Shares and Multiple Voting Shares to the holders of Class B Finco Shares, the Amalgamated Company shall issue to Red Pine one Amalco Share for each Subordinate Voting Share issued to holders of Class A Finco Shares and 100 Amalco Shares for each Multiple Voting Share issued to holders of Class B Finco Shares.

12. After the Amalgamation becomes effective, the shareholders of Finco entitled to receive Red Pine Shares in exchange for their Finco Shares shall receive a certificate or electronic confirmation representing the number of Red Pine Shares to which they are so entitled on the basis set out herein.

13. The financial year-end of the Amalgamated Company shall be December 31, until changed by the directors of the Amalgamated Company.

14. All obligations of each of the Companies immediately prior to the Amalgamation shall attach to and become obligations of the Amalgamated Company, and the Amalgamated Company shall continue to be liable for all such obligations.

15. Each of the Companies may, by unanimous resolution, assent to any alteration or modification of this Agreement which may be necessary or desirable in the opinion of the respective shareholders, as the case may be, of each of the Companies passing such resolution, and all alterations and modifications so assented to shall be binding upon the Companies.

16. The Amalgamation shall take effect at the time of filing of the amalgamation application on the date set out in the certificate of amalgamation issued by the British Columbia Registrar of Companies (the "Registrar") if this Agreement has been adopted as required by the Act and all necessary filings have been made with the Registrar and at the records office of the Companies on or before such time, or at such later time and date as may be determined by the directors of the Companies when this Agreement has been adopted as required by the Act; provided, however, that if the respective directors of Finco or Subco determine that it is in the best interests of the Companies, or any one of the Companies, or of the Amalgamated Company, not to proceed with the Amalgamation, then Finco or Subco may, by written notice to the other, terminate this Agreement at any time prior to the Amalgamation, and in such event, the Amalgamation shall not take place notwithstanding the fact that this Agreement may have been adopted by the shareholders of the Companies. If this Agreement is not adopted by the shareholders of the Companies as required by the Act, this Agreement shall terminate and become null and void at such time as written notice to that effect is given by Finco or Subco to the other.

17. Upon the Amalgamation taking effect and thereafter, the property, rights and interests of each of the Companies shall continue to be the property, rights and interests of the Amalgamated Company and the Amalgamated Company shall continue to be liable for all the obligations of each of the Companies, without any further deeds, transfers or conveyances, as fully and effectually and to all intents and purposes as the same are held or borne by each of the Companies, respectively, immediately prior to the Amalgamation, and the directors of the Amalgamated Company shall have full power to carry the Amalgamation into effect and to perform such acts as are necessary or proper for such purposes. The provisions of this paragraph shall not be deemed to exclude any of the effects, rights or privileges that at law may be incidental to or result from the Amalgamation, whether or not herein specifically mentioned. Each shareholder of each of the Companies shall be bound by the terms of this Agreement.

18. If this Agreement is adopted by the shareholders of each of the Companies as required by the Act, the Companies agree that they will file with the Registrar the Amalgamation Application containing the information set out in Schedule 1 to this Agreement.

19. Each of the parties agrees to do, execute and deliver, and cause to be done, executed and delivered, all such further acts, deeds, documents and instruments as are necessary or desirable to give full force and effect to this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF each of the parties has duly executed this Agreement the day and year first above written.

RED PINE PETROLEUM LTD.

By:
Name: Title:

ALPINE SUMMIT ENERGY PARTNERS FINCO, INC.

By:
Name: Title:

RED PINE PETROLEUM SUBCO LTD.

By:
Name: Title:

[Signature Page to Amalgamation Agreement]

SCHEDULE 1 TO AMALGAMATION AGREEMENT

AMALGAMATION APPLICATION

(See attached.)

SCHEDULE 2 TO AMALGAMATION AGREEMENT

ARTICLES

(See attached.)

SCHEDULE C

SHARE PROVISIONS FOR THE SHARE AMENDMENTS

ARTICLE 27

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO

SUBORDINATE VOTING SHARES

27.1 Voting

The holders of Class A subordinate voting shares ("Subordinate Voting Shares") shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

27.2 Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a) prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or

(b) affect the rights or special rights of the holders of Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares (each as defined below) on a per share basis as provided for herein.

27.3 Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the directors from time to time. The directors may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Multiple Voting Shares, in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by one hundred (100); and (ii) the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in:

(a) (i) Multiple Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or

(ii) Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by one hundred (100); and

(b) (i) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share divided by one thousand (1,000);

(ii) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or

(iii) Multiple Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share divided by one hundred (100).

27.4 Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Multiple Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Multiple Voting Share divided by one hundred (100); and (ii) the amount of such distribution per Proportionate Voting Share.

27.5 Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Multiple Voting Shares and the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

27.6 Conversion of the Shares Upon An Offer

In the event that an offer is made to purchase Multiple Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an "Offer"); and

(b) not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.01 of the consideration offered per Multiple Voting Share,

each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares on the basis of one hundred (100) Subordinate Voting Shares for one (1) Multiple Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the "Subordinate Voting Share Conversion Right"). For avoidance of doubt, fractions of Multiple Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is exercised which is less than one hundred (100).

The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Multiple Voting Shares acquired upon conversion under such Offer, and for no other reason. If the Subordinate Voting Share Conversion Right is exercised, the Company shall procure that the transfer agent for the Subordinate Voting Shares shall deposit under such Offer the Multiple Voting Shares acquired upon conversion, on behalf of the holder.

To exercise the Subordinate Voting Share Conversion Right, a holder of Subordinate Voting Shares or his or her attorney, duly authorized in writing, shall:

(i) give written notice of exercise of the Subordinate Voting Share Conversion Right to the transfer agent for the Subordinate Voting Shares, and of the number of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is being exercised;

(ii) deliver to the transfer agent for the Subordinate Voting Shares any share certificate or certificates representing the Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No certificates representing Multiple Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right will be delivered to the holders of Subordinate Voting Shares. If Multiple Voting Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Multiple Voting Shares, such Multiple Voting Shares and any fractions thereof issued shall automatically, without further action on the part of the holder thereof, be reconverted into Subordinate Voting Shares on the basis of one (1) Multiple Voting Share for one hundred (100) Subordinate Voting Shares, and the Company will procure that the transfer agent for the Subordinate Voting Shares shall send to such holder a direct registration statement, certificate or certificates representing the Subordinate Voting Shares acquired upon such reconversion. If the offeror under such Offer takes up and pays for the Multiple Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right, the Company shall procure that the transfer agent for the Subordinate Voting Shares shall deliver to the holders of such Multiple Voting Shares the consideration paid for such Multiple Voting Shares by such Offeror.

ARTICLE 28

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO

MULTIPLE VOTING SHARES

28.1 Voting

The holders of Class B multiple voting shares ("Multiple Voting Shares") shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 28.2 and 28.3, each Multiple Voting Share shall entitle the holder to one hundred (100) votes and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by one hundred (100) and rounding the product down to the nearest whole number, at each such meeting.

28.2 Alteration to Rights of Multiple Voting Shares

So long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of Multiple Voting Shares and Proportionate Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a) prejudice or interfere with any right or special right attached to the Multiple Voting Shares; or

(b) affect the rights or special rights of the holders of Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Multiple Voting Shares and Proportionate Voting Shares called to consider such a separate special resolution, each Multiple Voting Share and Proportionate Voting Share shall entitle the holder to one (1) vote and each fraction of a Multiple Voting Share or Proportionate Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

28.3 Shares Superior to Multiple Voting Shares

(a) The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares without the consent of the holders of a majority of the Multiple Voting Shares and Proportionate Voting Shares expressed by separate ordinary resolution.

(b) At any meeting of holders of Multiple Voting Shares and Proportionate Voting Shares called to consider such a separate ordinary resolution, each Multiple Voting Share and Proportionate Voting Share will entitle the holder to one (1) vote and each fraction of a Multiple Voting Share and Proportionate Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

28.4 Dividends

(a) The holders of Multiple Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share divided by one hundred (100); and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share divided by one hundred (100).

(b) The directors may declare a stock dividend payable in Multiple Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Multiple Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share divided by one hundred (100); and (ii) Multiple Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Multiple Voting Share divided by one hundred (100).

(c) The directors may declare a stock dividend payable in Subordinate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share divided by one hundred (100); and (ii) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Shares equal to the amount of the dividend declared per Multiple Voting Share divided by one hundred (100).

(d) Holders of fractional Multiple Voting Shares shall be entitled to receive any dividend declared on the Multiple Voting Shares, in an amount equal to the dividend per Multiple Voting Share multiplied by the fraction thereof held by such holder.

28.5 Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share multiplied by one hundred (100); and (ii) the amount of such distribution per Proportionate Voting Share multiplied by one hundred (100); and each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Multiple Voting Share.

28.6 Subdivision or Consolidation

The Multiple Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

28.7 Voluntary Conversion

Subject to the Conversion Limitation set forth in this Article 28.7, holders of Multiple Voting Shares and Proportionate Voting Shares shall have the following rights of conversion (the "Share Conversion Right"):

(a) Right to Convert Multiple Voting Shares. Each Multiple Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares in respect of which the Share Conversion Right is exercised by one hundred (100). Fractions of Multiple Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by one hundred (100).

(b) Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Share Conversion Right is exercised by one (1). Fractions of Proportionate Voting Shares may be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one (1).

(c) Conversion Limitation. Unless already appointed, upon receipt of a Conversion Notice (as defined below), the directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the "Conversion Limitation Officer").

(d) Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a "foreign private issuer" (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, the Company shall not give effect to any voluntary conversion of Multiple Voting Shares or Proportionate Voting Shares pursuant to this Article 28.7 or otherwise, and the Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Multiple Voting Shares or Proportionate Voting Shares, the aggregate number of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares (calculated on the basis that each Subordinate Voting Share, Multiple Voting Share and Proportionate Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act ("U.S. Residents") would exceed forty percent (40%) (the "40% Threshold") of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares (calculated on the same basis) issued and outstanding (the "FPI Restriction"). The directors may by resolution increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the directors in such resolution.

(e) Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Multiple Voting Shares or Proportionate Voting Shares upon exercise by such holder of the Share Conversion Right will be subject to the 40% Threshold based on the number of Multiple Voting Shares or Proportionate Voting Shares held by such holder as of the date of issuance of Multiple Voting Shares or Proportionate Voting Shares to such holder, and thereafter at the end of each of the Company's subsequent fiscal quarters (each, a "Determination Date"), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Multiple Voting Shares and Proportionate Voting Shares held by such holder.

D = Aggregate Number of All Multiple Voting Shares and Proportionate Voting Shares.

The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Multiple Voting Shares or Proportionate Voting Shares, the Company will provide each holder of Multiple Voting Shares or Proportionate Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Multiple Voting Shares or Proportionate Voting Shares exercising the Share Conversion Right.

Notwithstanding the provisions of Article 28.7(d) and (e), the directors may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

(f) Disputes.

(i) Any holder of Multiple Voting Shares or Proportionate Voting Shares who beneficially owns more than 5% of the issued and outstanding Multiple Voting Shares or Proportionate Voting Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the directors with the basis for the disputed calculations. The Company shall respond to the holder within five (5) business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within five (5) business days of such response, then the Company and the holder shall, within one (1) business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company's independent auditor. The Company, at the Company's expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than five (5) business days from the time it receives the disputed calculations. The auditor's calculations shall be final and binding on all parties, absent demonstrable error.

(ii) In the event of a dispute as to the number of Subordinate Voting Shares issuable to a holder of Multiple Voting Shares or Proportionate Voting Shares in connection with a voluntary conversion of Multiple Voting Shares or Proportionate Voting Shares, the Company shall issue to the holder of Multiple Voting Shares or Proportionate Voting Shares the number of Subordinate Voting Shares not in dispute, and resolve such dispute in accordance with Article 28.7(f)(i).

(g) Mechanics of Conversion. Before any holder of Multiple Voting Shares or Proportionate Voting Shares shall be entitled to voluntarily convert Multiple Voting Shares or Proportionate Voting Shares into Subordinate Voting Shares in accordance with Articles 28.7(a) or (b), the holder shall surrender the certificate or certificates representing the Multiple Voting Shares or Proportionate Voting Shares to be converted at the head office of the Company, or the office of any transfer agent for the Multiple Voting Shares or Proportionate Voting Shares, and shall give written notice to the Company at its head office of his or her election to convert such Multiple Voting Shares or Proportionate Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Subordinate Voting Shares are to be issued (a "Conversion Notice"). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Subordinate Voting Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Multiple Voting Shares or Proportionate Voting Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Subordinate Voting Shares as of such date.

ARTICLE 29

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO

PROPORTIONATE VOTING SHARES

29.1 Voting

The holders of Class C proportionate voting shares ("Proportionate Voting Shares") shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 29.2 and 29.3, each Proportionate Voting Share shall entitle the holder to one thousand (1,000) votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by one thousand (1,000) and rounding the product down to the nearest whole number, at each such meeting.

29.2 Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a) prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(b) affect the rights or special rights of the holders of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

29.3 Shares Superior to Proportionate Voting Shares

(a) The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares expressed by separate ordinary resolution.

(b) At any meeting of holders of Proportionate Voting Shares called to consider such a separate ordinary resolution, each Proportionate Voting Share will entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

29.4 Dividends

(a) The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share; and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share multiplied by one hundred (100).

(b) The directors may declare a stock dividend payable in Multiple Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Multiple Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share; and (ii) Multiple Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Proportionate Voting Share multiplied by one hundred (100).

(c) The directors may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share; and (ii) Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Shares equal to the amount of the dividend declared per Proportionate Voting Share multiplied by one hundred (100).

(d) Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

29.5 Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Multiple Voting Share divided by one hundred (100); and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

29.6 Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

29.7 Transfer of Proportionate Voting Shares

No Proportionate Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of, whether voluntarily or involuntarily, by operation of law or otherwise, without the written consent of the directors, and the directors are not required to give any reason for refusing to consent to any such Transfer.

29.8 Mandatory Conversion of Proportionate Voting Shares

(a) Definitions. In this Article 29.8:

(i) "Blocker" means Alpine Summit Energy Investors, Inc., a corporation existing under the laws of the state of Nevada;

(ii) "Definitive Agreement" means the business combination agreement between, inter alia, the Company, HB2, Finco, Subco and Blocker dated April 8, 2021;

(iii) "Finco" means Alpine Summit Energy Partners Finco, Inc., a corporation existing under the laws of the province of British Columbia;

(iv) "HB2" means HB2 Origination, LLC, a limited liability company existing under the laws of the state of Delaware;

(v) "Initial Holder" means the holder of Proportionate Voting Shares as of the date of initial issuance of Proportionate Voting Shares.

(vi) "Membership Interests" means the membership interests of HB2;

(vii) "Subco" means Red Pine Petroleum Subco Ltd., a wholly-owned subsidiary of the Company existing under the laws of the province of British Columbia; and

(viii) "Reverse Takeover" means the completion of the combination of the businesses of the Company, HB2, Finco, Subco and Blocker pursuant to the Definitive Agreement.

(ix) "RTO Closing Date" means the date of completion of the Reverse Takeover.

(b) Mandatory Conversion. All issued and outstanding Proportionate Voting Shares will automatically, without any action on the part of the holder, be converted into Subordinate Voting Shares on the basis of one (1) Subordinate Voting Share for one (1) Proportionate Voting Share upon the date that is the first day when the Initial Holder owns, directly or indirectly, less than seventy-five per cent (75%) of the Membership Interests as such Initial Holder held on the RTO Closing Date (the "Mandatory Conversion Record Date"). On the Mandatory Conversion Record Date, each certificate representing Proportionate Voting Shares shall thenceforth be null and void. Within twenty (20) days of the Mandatory Conversion Record Date, the Company will send, or cause its transfer agent to send, notice thereof to the former holder of Proportionate Voting Shares (a "Mandatory Conversion Notice") specifying:

(i) the Mandatory Conversion Record Date;

(ii) the number of Subordinate Voting Shares into which the Proportionate Voting Shares held by such holder have been converted; and

(iii) the address of record of such holder.

As soon as practicable after the sending of the Mandatory Conversion Notice, the Company shall issue or shall cause its transfer agent to issue to each holder of Proportionate Voting Shares certificates representing the number of Subordinate Voting Shares into which the Proportionate Voting Shares have been converted.

From the Mandatory Conversion Record Date, the directors shall no longer be entitled to issue any further Proportionate Voting Shares whatsoever.